UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

LIMBACH HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

53263P105

(CUSIP Number)

Brian Pratt

5950 Berkshire Ln, Ste. 800

Dallas, Texas 75225

Tel: (214) 220-3423

With a Copy to:

Jeffrey P. Berg

Baker & Hostetler LLP

11601 Wilshire Boulevard, Suite 1400

Los Angeles, California 90025

Tel: (310) 442-8850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 53263P105

1	NAME OF REPORTING PERSONS Brian Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,470 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,470 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,470 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents those shares of common stock, par value $0.0001 per share (“Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Company”), jointly held as community property by Mr. Pratt and his spouse, Barbara Pratt, as of November 17, 2020. Mr. Pratt and Mrs. Pratt share voting and dispositive power with respect to such shares.

(2)

Based on 7,926,137 shares of Common Stock outstanding as of November 11, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 53263P105

1	NAME OF REPORTING PERSONS Barbara Pratt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,470 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,470 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,470 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Represents those shares of Common Stock of the Company, jointly held as community property by Mrs. Pratt and her spouse, Brian Pratt, as of November 17, 2020. Mr. Pratt and Mrs. Pratt share voting and dispositive power with respect to such shares.

(2)

Based on 7,926,137 shares of Common Stock outstanding as of November 11, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 (this “Amendment No. 7”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on March 31, 2020 (the “Original 13D Filing”), the amended statement on Schedule 13D filed on August 3, 2020 (the “1st Amended 13D Filing”), the amended statement on Schedule 13D filed on August 24, 2020 (the “2nd Amended 13D Filing”), the amended statement on Schedule 13D filed on October 13, 2020 (the “3rd Amended 13D Filing”), the amended statement on Schedule 13D filed on October 19, 2020 (the “4th Amended 13D Filing”), the amended statement on Schedule 13D filed on October 27, 2020 (the “5th Amended 13D Filing”), and the amended statement on Schedule 13D filed on November 13, 2020 (the “6th Amended 13D Filing”). This Amendment No. 7 shall be referred to collectively with the Original 13D Filing, the 1st Amended 13D Filing, the 2nd Amended 13D Filing, the 3rd Amended 13D Filing, the 4th Amended 13D Filing, the 5th Amended 13D Filing and the 6th Amended 13D Filing as the “Schedule 13D.” Except as amended in this Amendment No. 7, the Original 13D Filing remains in full force and effect. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D Filing.

As of the date of this Amendment No. 7, the Reporting Persons are no longer beneficial owners of more than 5% of shares of Common Stock of the Company. This Amendment No. 7 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

This Amendment No. 7 is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1. Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2. Identity and Background.

There are no changes to the Item 2 information previously filed.

Item 3. Source and Amount of Funds or Other Consideration.

There are no changes to the Item 3 information previously filed.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

Between November 13, 2020 and November 16, 2020, the Reporting Persons sold an aggregate of 497,841 shares of Common Stock of the Company in open market transactions as set forth on Annex A to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety below:

(a) As of November 17, 2020, the Reporting Persons have the following beneficial ownership in the Company’s Common Stock:

(1) Brian Pratt is the beneficial owner of 60,470 shares of Common Stock (held as community property with his spouse, Barbara Pratt), which represents approximately 0.76% of the outstanding shares of Common Stock of the Company (based on 7,926,137 shares of Common Stock outstanding as of November 11, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020).

(2) Barbara Pratt is the beneficial owner of 60,470 shares of Common Stock (held as community property with her spouse, Brian Pratt), which represents approximately 0.76% of the outstanding shares of Common Stock of the Company (based on 7,926,137 shares of Common Stock outstanding as of November 11, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020).

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Brian Pratt	60,470	0	60,470	0
Barbara Pratt	60,470	0	60,470	0

(c) Annex A hereof sets forth the transactions by the Reporting Persons in securities of the Company during the 60 days preceding the date hereof.

(d) None.

(e) None.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as referenced herein, there are no changes to the Item 6 information previously filed.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement, date as of November 17, 2020 by and between the Reporting Persons, attached hereto.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2020	/s/ Brian Pratt
Brian Pratt

/s/ Barbara Pratt
Barbara Pratt

EXHIBITS TO BE FILED WITH THIS SCHEDULE 13D

Exhibit	Description

1	Joint Filing Agreement, date as of November 17, 2020 by and between the Reporting Persons, attached hereto.

Annex A

Schedule of Transactions

Reporting Person	Date of Transaction	Security	Amount of Securities Purchased (Sold)	Unit Cost (1)	Transaction Type
Mr. Pratt	10/1/2020	Common Stock	70,000	(2)	Open Market Sale
Mr. Pratt	10/5/2020	Common Stock	20,405	(3)	Open Market Sale
Mr. Pratt	10/6/2020	Common Stock	36,665	(4)	Open Market Sale
Mr. Pratt	10/7/2020	Common Stock	14,268	(5)	Open Market Sale
Mr. Pratt	10/8/2020	Common Stock	90,301	(6)	Open Market Sale
Mr. Pratt	10/9/2020	Common Stock	116,994	(7)	Open Market Sale
Mr. Pratt	10/12/2020	Common Stock	98,294	(8)	Open Market Sale
Mr. Pratt	10/14/2020	Common Stock	12,303	(9)	Open Market Sale
Mr. Pratt	10/16/2020	Common Stock	33,582	(10)	Open Market Sale
Mr. Pratt	10/19/2020	Common Stock	19,825	(11)	Open Market Sale
Mr. Pratt	10/20/2020	Common Stock	25,280	(12)	Open Market Sale
Mr. Pratt	10/21/2020	Common Stock	20,252	(13)	Open Market Sale
Mr. Pratt	10/22/2020	Common Stock	1,712	(14)	Open Market Sale
Mr. Pratt	10/23/2020	Common Stock	59,022	(15)	Open Market Sale
Mr. Pratt	10/26/2020	Common Stock	11,740	(16)	Open Market Sale
Mr. Pratt	11/03/2020	Common Stock	26,254	(17)	Open Market Sale
Mr. Pratt	11/04/2020	Common Stock	19,639	(18)	Open Market Sale
Mr. Pratt	11/06/2020	Common Stock	9,190	(19)	Open Market Sale
Mr. Pratt	11/10/2020	Common Stock	10,040	(20)	Open Market Sale
Mr. Pratt	11/11/2020	Common Stock	17,630	(21)	Open Market Sale
Mr. Pratt	11/12/2020	Common Stock	266,093	(22)	Open Market Sale
Mr. Pratt	11/13/2020	Common Stock	155,949	(23)	Open Market Sale
Mr. Pratt	11/16/2020	Common Stock	341,892	(24)	Open Market Sale

(1)

The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon written request, full information regarding the number of shares sold at each separate price within the range set forth above for applicable transactions that report weighted average prices.

(2)	Mr. Pratt sold 70,000 shares of Common Stock at a weighted average price of $11.6207 per share. These shares were sold in multiple transactions at prices ranging from $10.45 to $11.96, inclusive.
(3)	Mr. Pratt sold 20,405 shares of Common Stock at a weighted average price of $10.2308 per share. These shares were sold in multiple transactions at prices ranging from $10.00 to $10.59, inclusive.
(4)	Mr. Pratt sold 36,665 shares of Common Stock at a weighted average price of $10.22341 per share. These shares were sold in multiple transactions at prices ranging from $10.01 to $10.335, inclusive.
(5)	Mr. Pratt sold 14,268 shares of Common Stock at a weighted average price of $9.7717 per share. These shares were sold in multiple transactions at prices ranging from $9.75 to $9.98, inclusive.
(6)	Mr. Pratt sold 90,301 shares of Common Stock at a weighted average price of $9.6430 per share. These shares were sold in multiple transactions at prices ranging from $9.50 to $9.85, inclusive.
(7)	Mr. Pratt sold 116,994 shares of Common Stock at a weighted average price of $9.7014 per share. These shares were sold in multiple transactions at prices ranging from $9.50 to $10.00, inclusive.
(8)	Mr. Pratt sold 98,294 shares of Common Stock at a weighted average price of $9.6175 per share. These shares were sold in multiple transactions at prices ranging from $9.50 to $9.85, inclusive.
(9)	Mr. Pratt sold 12,303 shares of Common Stock at a weighted average price of $9.6065 per share. These shares were sold in multiple transactions at prices ranging from $9.50 to $9.875, inclusive.
(10)	Mr. Pratt sold 33,582 shares of Common Stock at a weighted average price of $9.5277 per share. These shares were sold in multiple transactions at prices ranging from $9.45 to $9.65, inclusive.
(11)	Mr. Pratt sold 19,825 shares of Common Stock at a weighted average price of $9.4810 per share. These shares were sold in multiple transactions at prices ranging from $9.45 to $9.535, inclusive.
(12)	Mr. Pratt sold 25,280 shares of Common Stock at a weighted average price of $9.5064 per share. These shares were sold in multiple transactions at prices ranging from $9.35 to $9.62, inclusive.

(13)	Mr. Pratt sold 20,252 shares of Common Stock at a weighted average price of $9.5466 per share. These shares were sold in multiple transactions at prices ranging from $9.35 to $9.86, inclusive.
(14)	Mr. Pratt sold 1,712 shares of Common Stock at a weighted average price of $9.4659 per share. These shares were sold in multiple transactions at prices ranging from $9.46 to $9.47, inclusive.
(15)	Mr. Pratt sold 59,022 shares of Common Stock at a weighted average price of $9.3228 per share. These shares were sold in multiple transactions at prices ranging from $9.25 to $9.46, inclusive.
(16)	Mr. Pratt sold 11,740 shares of Common Stock at a weighted average price of $9.2740 per share. These shares were sold in multiple transactions at prices ranging from $9.25 to $9.34, inclusive.
(17)	Mr. Pratt sold 26,254 shares of Common Stock at a weighted average price of $8.9478 per share. These shares were sold in multiple transactions at prices ranging from $8.80 to $9.175, inclusive.
(18)	Mr. Pratt sold 19,639 shares of Common Stock at a weighted average price of $8.9911 per share. These shares were sold in multiple transactions at prices ranging from $8.75 to $9.07, inclusive.
(19)	Mr. Pratt sold 9,190 shares of Common Stock at a weighted average price of $8.7691 per share. These shares were sold in multiple transactions at prices ranging from $8.75 to $8.81, inclusive.
(20)	Mr. Pratt sold 10,040 shares of Common Stock at a weighted average price of $9.0735 per share. These shares were sold in multiple transactions at prices ranging from $9.00 to $9.21, inclusive.
(21)	Mr. Pratt sold 17,630 shares of Common Stock at a weighted average price of $9.0699 per share. These shares were sold in multiple transactions at prices ranging from $9.00 to $9.24, inclusive.
(22)	Mr. Pratt sold 266,093 shares of Common Stock at a weighted average price of $9.3480 per share. These shares were sold in multiple transactions at prices ranging from $9.00 to $10.05, inclusive.
(23)	Mr. Pratt sold 155,949 shares of Common Stock at a weighted average price of $9.2468 per share. These shares were sold in multiple transactions at prices ranging from $9.11 to $9.70, inclusive.
(24)	Mr. Pratt sold 341,892 shares of Common Stock at a weighted average price of $9.1087 per share. These shares were sold in multiple transactions at prices ranging from $9.00 to $9.51, inclusive.